Owens-Illinois, Inc. One Michael Owens Way Perrysburg, OH 43551-2999 +1 567 336 5000 tel +1 567 336 8262 fax www.o-i.com April 7, 2017

VIA EDGAR TRANSMISSION

John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Owens-Illinois, Inc.

Form 10-K for the Year Ended December 31, 2016

Filed February 10, 2017

Form 8-K Filed February 1, 2017

File No. 1-09576

Dear Mr. Cash:

This letter is in response to your letter dated March 28, 2017, with respect to the above-referenced Annual Report on Form 10-K and Current Report on Form 8-K.  The staff’s comments are set forth below in bold, followed by the Company’s response to each comment.

Please note that where referenced, the “Company” refers to Owens-Illinois, Inc.

Form 10-K for the year ended December 31, 2016

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gain on China Land Compensation, page 34

  1.                                Please tell us and disclose any material impact that the required return of land to the Chinese government had or is expected to have on your facility and operations in China.

Response:

The land that the Company sold to the Chinese government in 2016 included a manufacturing facility that had been closed in 2013.  As such, the sale of this property did not have, nor is it expected to have, any impact on the Company’s ongoing operations in China.

Item 8 — Financial Statements and Supplementary Data

Consolidated Results of Operations, page 48

  2.                                You disclose on page 87 that you recorded an impairment charge of $25 million related to an equity investment that is included in “Other expenses, net.” Since the impairment is related to an equity investee, please explain to us why you did not include it in “Equity earnings” based on the provisions of ASC 323-10-45. In addition, please tell us and disclose the remaining carrying value of this equity investment and your basis for determining the impairment you recorded.

Response:

The Company determined the $25 million impairment charge recorded in 2016 to be an unusual item related to an equity investment.  This charge was not the Company’s proportional share of an impairment charge recorded by the equity investee.  Rather, the charge related to an “other than temporary impairment” that the Company recorded in response to evidence that the Company did not have the ability to recover the carrying amount of the investment.  From a classification perspective, the Company determined the $25 million impairment to be immaterial and decided the “Other expense, net” presentation would be clearer and more consistent with other asset impairment charges recognized by the Company.  The “Equity earnings” line includes the Company’s proportional share of its equity-method investments’ earnings (or losses) of each respective investee, consistent with ASC 323-10-45.

Subsequent to the impairment charge, the remaining carrying value of this equity investment was approximately $44 million.  To determine the impairment charge, the Company compared an estimate of the investment’s fair value (based on a discounted cash flow model) to its carrying value.  As disclosed in the “Other expense, net” footnote, the Company disclosed that it classified the significant assumptions used to determine the fair value of the impaired equity investment as Level 3 in the fair value hierarchy.

Note 5 — Goodwill and Intangible Assets, page 61

  3.                                We note that intangible assets decreased $133 million during 2016. We also note that amortization expense for intangible assets was $39 million during 2016 and that intangible assets increased $202 million during 2016, as disclosed in note 19. Please explain the other factors that contributed to the decrease in intangible assets during 2016.

Response:

The $202 million increase in intangible assets that the Staff makes reference to in Note 19 is the change recognized during the measurement period from September 1, 2015 to September 30, 2016.  Of this customer intangible list increase, $229 million was recognized as of December 31, 2015, and is therefore not a reconciling item in 2016.  The decrease in 2016 of the intangible assets balance disclosed in Note 5 arises primarily from amortization expense and the effect of foreign exchange rate changes during the year.

Note 8 — Restructuring Accruals, Asset Impairments and other Costs Related to Closed Facilities, page 64

  4.                                In regard to the Other Restructuring Actions in 2016, please tell us and disclose the actions related to each reportable segment, the total amount of costs expected to be incurred, and the cumulative amount of costs incurred to date. In addition, please quantify and disclose the expected effects on future earnings and cash flows resulting from these other restructuring activities and the initial period when those effects are expected to be realized. Refer to ASC 420-10-50 and SAB Topic 5-P4.

Response:

In certain cases, the Company has decided to undertake major restructuring programs that frequently cover large, multi-year programs, such as the European Asset Optimization and Asia Pacific Restructuring programs, and presents activity separately for each of these programs in its restructuring footnote.

Minor initiatives and discrete restructuring actions are presented on a combined basis as Other Restructuring Actions.  The total amount of costs expected to be incurred, as well as the cumulative amount of costs incurred to date, are the same as the charges incurred in each segment as noted below.  With regard to Other Restructuring Actions in 2016, the Company disclosed that it recorded charges of $64 million collectively for the Latin America, Europe and North America segments.  Specifically, these charges related to each segment as follows: Latin America ($14 million), Europe ($48 million) and North America ($2 million). In addition, the Company recorded $30 million of restructuring charges related to Retained Corporate Costs and Other (non-reportable segment).  In future filings, the Company will specify restructuring charges within the Other Restructuring Actions by segment and disclose that there are no additional expected costs to be incurred for these discrete items so cumulative costs will be the same as current charges.  In addition, these discrete restructuring actions are not expected to have a material effect on future earnings or cash flows.

Note 10 — Income Taxes, page 74

  5.                                You disclose that you have received tax assessments in excess of established reserves. You also disclose that if tax assessments are settled in excess of established reserves they could have a material impact on your results of operations, financial position or cash flows. Please tell us the amount of the tax assessments received, the amount of established reserves, and how you determined the amounts accrued. If you believe a material loss in excess of amounts accrued is reasonably possible, please clarify that fact and disclose the potential loss or a range of loss in excess of amounts accrued as required by ASC 450-20-50, or explain why you are unable to provide such an estimate.

Response:

The tax assessments referenced are income tax assessments.  The measurement of income tax reserves associated with income tax assessments in question are determined under ASC 740 rather than ASC 450, therefore, the disclosure requirements under ASC 450 are not applicable. ASC 450-20-15 specifically scopes out uncertainties in income taxes from its applicability.  The Company believes that it has properly recorded and disclosed reserves for all uncertain income tax positions in accordance with the requirements of ASC 740.

It is the Company’s experience that tax authorities will periodically issue assessments prior to having the full knowledge of all relevant information and the initial value of those tax assessments can vary materially from the final value of any assessments in the context of ASC 740.  When such assessments are received, the Company takes appropriate action to supply additional information to the related tax authority, and attempts to negotiate reasonable settlements.  The Company also obtains legal opinions and evaluates potential settlement options, when appropriate, in determining the proper reserves under ASC 740.

Form 8-K dated February 1, 2017

  6.                                We note you present a non-GAAP measure you identify as adjusted free cash flow, calculated as cash provided by continuing operating activities less additions to property, plant and equipment plus asbestos-related payments. We note your disclosure that “management uses adjusted free cash flow to evaluate its period-over-period cash generation performance because it believes this provides a useful supplemental measure related to its principal business activity.” Please more fully explain to us and clarify why you believe adjusted free cash flow is useful to investors. In this regard, it is not clear to us why excluding asbestos-related payments from a non-GAAP liquidity measure is useful to investors since these payments have materially impacted operating cash flows during the past several years and are likely to continue to materially impact operating cash flows during the foreseeable future. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response:

The Company’s principle business activity is glass container production, which was responsible for approximately 99% of the Company’s consolidated net sales in 2016.  As stated in the Company’s “Non-GAAP Financial Measures” disclosure in its February 1, 2017 earnings release, management believes the presentation of adjusted free cash flow provides useful information to investors “to assist in understanding the comparability of cash flows generated by the Company’s principle business activity.” Since the Company’s asbestos-related payments relate to a business that the Company sold in 1958, and are not related to glass container production, the Company believes that, by excluding the Company’s asbestos-related payments, the Company’s presentation of adjusted free cash flow may be useful to investors by helping them to understand the cash flows generated by the Company’s principle business activity year over year as well as the comparability of such cash flows to the Company’s competitors. Since a significant majority of the Company’s asbestos-related claims are expected to be received in the next ten years (see Note 12 — Contingencies), adjusted free cash flow may help investors to evaluate the long-term cash generation ability of the Company’s principle business activity as these asbestos-related payments decline. The Company believes these disclosures are in accordance with Item 10(e)(1)(i)(C) of Regulation S-K and in response to the staff’s comment, the Company will provide the above information in future filings.

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Please contact Scott Herlihy at (202) 637-2277 of Latham & Watkins LLP if you have any questions.

Very truly yours,

/s/ Jan A. Bertsch
Jan A. Bertsch
Senior Vice President and Chief Financial Officer

cc:  Scott C. Herlihy, Latham & Watkins LLP